Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

One Bryant Park

New York, NY 10036

May 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Ubiquiti Networks, Inc.
Registration Statement on Form S-1
Initially filed on May 17, 2013
File No. 333-188692

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Ubiquiti Networks, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on June 4, 2013, or as soon thereafter as practicable. The undersigned, as the representatives of the several Underwriters, confirm that they are aware of their obligations under the Act.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 28, 2013:

(i)	Dates of Distribution: May 28, 2013 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6
(iii)	Number of prospectuses furnished to investors: approximately 1,830
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 60

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally on behalf of themselves and the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Metz

	Name:	John Metz
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz

	Name:	Richard A. Diaz
	Title:	Authorized Signatory